                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



   (Mark One):
|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
          FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].
          For the transition period from _________ to _________

          COMMISSION FILE NUMBER:  0-02788

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
          THE ELDER-BEERMAN STORES CORP. FINANCIAL PARTNERSHIP PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
          THE ELDER-BEERMAN STORES CORP.
          3155 EL-BEE ROAD
          DAYTON, OHIO 45439

                              REQUIRED INFORMATION


Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

        1.   Independent Auditors Report

        2.   Statements of Net Assets Available for Benefits

        3.   Statement of Changes in Net Assets Available for Benefits

        4.   Notes to Financial Statements

        5.   Supplemental Schedule as of December 31, 2002

             Schedule H, line 4i - Schedule of Assets Held at End of Year

Exhibits.    The following exhibits are filed as a part of this annual report:

             Exhibit 23.1  Consent of Deloitte & Touche LLP

             Exhibit 99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE ELDER-BEERMAN STORES CORP.
                                        FINANCIAL PARTNERSHIP PLAN


Date:  June 26, 2003                       /s/Steven D. Lipton
                                        ----------------------------------------
                                        Steven D. Lipton, Member
                                        The Elder-Beerman Stores Corp. Financial
                                        Partnership Plan Committee

       THE ELDER-BEERMAN
       STORES CORP. FINANCIAL
       PARTNERSHIP PLAN
       Financial Statements as of December 31,
       2002 and 2001 and for the Year Ended
       December 31, 2002 and Supplemental
       Schedule as of December 31, 2002
       and Independent Auditors' Report

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------------------


                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR
   THE YEAR ENDED DECEMBER 31, 2002:

   Statements of Net Assets Available for Benefits                         2

   Statement of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                         4 - 6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002--

   Schedule H, line 4i--Schedule of Assets Held at End of Year             8

INDEPENDENT AUDITORS' REPORT


The Elder-Beerman Stores Corp.
Financial Partnership Plan Committee

We have audited the accompanying statements of net assets available for benefits of The Elder-Beerman Stores Corp. Financial Partnership Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 12, 2003
Dayton, Ohio

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                       2002              2001
INVESTMENTS, at fair value:
 American Century Strategic Moderate Fund           $ 8,146,348      $ 9,851,207
 Van Kampen Comstock Fund                             7,048,448
 Oppenheimer Capital Appreciation Fund                6,146,696
 INVESCO Stable Value Trust Fund                      5,914,082
 American Century Strategic Conservative Fund         4,306,437        4,712,472
 American Century Value Fund                          2,788,570        3,376,150
 Putnam International Growth Fund                     2,055,301
 American Century Strategic Aggressive Fund           1,987,053        2,488,283
 Baron Growth Fund                                      934,618
 Elder-Beerman Stock Fund                               526,314          987,870
 SSGA S&P 500 Index Fund                                 50,148
 MFS Mid Cap Growth Fund                                 25,833
 American Century Ultra Fund                                           9,658,627
 American Century Income and Growth Fund                               9,205,164
 American Century Stable Asset Fund                                    4,557,855
 American Century International Growth Fund                            2,468,999
 Participant Loans                                    1,494,923        1,568,907
                                                    -----------      -----------

    Total investments                                41,424,771       48,875,534

RECEIVABLES:
 Employer contributions                               1,014,300        1,383,430
 Employee contributions                                 137,163          136,451
                                                    -----------      -----------

    Total receivables                                 1,151,463        1,519,881
                                                    -----------      -----------

PAYABLES                                                 26,750
                                                    -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $42,549,484      $50,395,415
                                                    ===========      ===========


See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS:
 Dividends and interest                                              $   940,106
 Contributions:
  Employer                                                               804,821
  Employee                                                             3,047,009
  Rollover                                                                   323
                                                                     -----------

 Total contributions                                                   3,852,153
                                                                     -----------

    Total additions                                                    4,792,259
                                                                     -----------

DEDUCTIONS:
 Benefits paid to participants                                         4,655,303
 Investment and administrative expenses                                  144,493
 Net depreciation in fair value of investments                         7,838,394
                                                                     -----------

    Total deductions                                                  12,638,190
                                                                     -----------

NET DECREASE                                                           7,845,931

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                    50,395,415
                                                                     -----------

 End of year                                                         $42,549,484
                                                                     ===========


See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


A.     DESCRIPTION OF PLAN

       The following brief description of The Elder-Beerman Stores Corp. Financial Partnership Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for more complete information.

       GENERAL--The Plan is a defined-contribution plan covering all employees of the Elder-Beerman Stores Corp. (the "Company") and its affiliates who have been credited with 1,000 or more hours of service during a year and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       CONTRIBUTIONS--All employees who make contributions into the Plan and are active on the last day of the Plan year are eligible to receive a matching contribution. The matching contribution is based on the first 6% of compensation. The Company makes additional matching contributions by determining its level of profitability and comparing it to a pre-determined contribution table.

       PARTICIPANTS' ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and his/her proportionate share of the Company's contribution, actual earnings and charged with an allocation of administrative expenses. Allocations are based on each participant's compensation, as provided in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Effective January 1, 2002, the Plan was amended to limit the maximum annual participant contributions to the lesser of $30,000 or 25% of the participant's compensation for the Plan year.

       VESTING--Participants are immediately vested in their pre-tax contributions to the Plan, plus actual earnings thereon. Vesting in any of the Company's contribution plus actual earnings thereon, is in accordance with a five year graded vesting schedule (20% after 1 year of service, 40% after 2 years of service, 60% after 3 years of service, 80% after 4 years of service, and 100% after 5 years of service). Forfeited balances of terminated participants are used to reduce future Company contributions and/or pay plan expenses.

       INVESTMENT OPTIONS--Upon enrollment in the Plan, a participant may direct investment of his/her 401(k) deferrals or any existing account balance in any of twelve investment options. Participants may change their investment options or redirect existing balances at any time during the plan year.

       PAYMENT OF BENEFITS--On termination of service for any reason, a participant may elect to receive either a single lump-sum distribution or a rollover distribution payment into an eligible retirement account. A participant may generally elect to receive a distribution of his entire Vested Interest under the Plan in installments over a period not to exceed five years. Eligible participants may elect to receive a hardship distribution of all or a portion of his Vested Interest under the Plan.

       PARTICIPANT LOANS--The Plan allows participants to apply for and obtain loans in an amount (not less than $500 and not more than the lesser of 50% of the participant's account balance or $50,000) from the balance of the participant's account. All loans must be repaid within five years. Plan loans are secured by the balance in the participant's account and bear interest at a rate determined by the Company from time to time. Payments of principal and interest are generally made by payroll deduction and are credited to the participant's account.

B.     SUMMARY OF ACCOUNTING POLICIES

       BASIS OF ACCOUNTING--The financial statements of the Plan are prepared using the accrual method of accounting.

       USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

       INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       ADMINISTRATIVE EXPENSES--Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. A significant amount of the Plan's administrative and legal expenses are paid and/or reimbursed by the Plan Sponsor. Administrative expenses for the trustees and other fees are paid directly by the Plan.

       PAYMENT OF BENEFITS--Benefits are recorded when paid.

C.     INVESTMENTS

       The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows:


                                                             2002                2001

        American Century Strategic Moderate Fund           $8,146,348         $9,851,207
        Van Kampen Comstock Fund                            7,048,448
        Oppenheimer Capital Appreciation Fund               6,146,696
        INVESCO Stable Value Trust Fund                     5,914,082
        American Century Strategic Conservative Fund        4,306,437          4,712,472
        American Century Value Fund                         2,788,570          3,376,150
        American Century Ultra Fund                                            9,658,627
        American Century Income and Growth Fund                                9,205,164
        American Century Stable Asset Fund                                     4,557,855

       During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,838,394 as follows:


        Mutual funds                                                          $7,545,091
        Common stock                                                             293,303
                                                                              ----------

        Total                                                                 $7,838,394
                                                                              ==========


D.     INCOME TAX STATUS

       The Internal Revenue Service ("IRS") issued a favorable determination letter dated July 29, 2002, stating that the Plan, as then amended, was in compliance with the applicable requirements of the Internal Revenue Code.

E.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all benefits will become vested and will be distributed to participants and beneficiaries.

                                     ******

                              SUPPLEMENTAL SCHEDULE

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT END OF YEAR
DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
                    (b)                                                           (c)
             IDENTITY OF ISSUER,                                  DESCRIPTION OF INVESTMENT INCLUDING                     (e)
            BORROWER, LESSOR OR                                    MATURITY DATE, RATE OF INTEREST,                       FAIR
(a)            SIMILAR PARTY                                       COLLATERAL, PAR OR MATURITY DATE                      VALUE

       Common/Collective Trusts:
        SSGA S&P 500 Index Fund                           325 shares                                                   $    50,148
        INVESCO Stable Value Trust Fund                   5,914,082 shares                                               5,914,082
       Mutual Funds:
        Baron Growth Fund                                 34,744 shares                                                    934,618
        American Century Strategic Conservative Fund      887,925 shares                                                 4,306,437
        Putnam International Growth Fund                  125,247 shares                                                 2,055,301
        MFS Mid Cap Growth Fund                           4,564 shares                                                      25,833
        Oppenheimer Capital Appreciation Fund             205,506 shares                                                 6,146,696
        American Century Value Fund                       468,667 shares                                                 2,788,570
        Van Kampen Comstock Fund                          571,187 shares                                                 7,048,448
        American Century Strategic Aggressive Fund        361,282 shares                                                 1,987,053
        American Century Strategic Moderate Fund          1,551,685 shares                                               8,146,348
     * The Elder-Beerman Stores Corp.                     Common stock, 292,396 shares                                     526,314
       Participant loans                                  Collateralized by participant's account (5.2%-10.5%,
                                                           maturing at various dates throughout 2008)                    1,494,923
                                                                                                                       -----------
                                                                                                                       $41,424,771

* Party-in-interest.
Column (d) has been omitted because it is not applicable.